November 3, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Michael Killoy

Re:                             CombiMatrix Corporation

Registration Statement on Form S-3 (File No. 333-207642)

Acceleration Request
Requested Date:	November 6, 2015
Requested Time:	4:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of CombiMatrix Corporation (the “Company”) to become effective on the “Requested Date” at the “Requested Time” set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

COMBIMATRIX CORPORATION

By:	/s/ Scott R. Burell
Scott R. Burell
Chief Financial Officer

300 Goddard Suite 100, Irvine, CA 92618  |  T: 949.753.0624  |  F: 949.753.1504  |  www.combimatrix.com